UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005 Commission File Number: 0-29031
SINOVAC BIOTECH LTD. (Name of Registrant in its charter)

ANTIGUA and BARBUDA
(State or other jurisdiction of incorporation or organization)

39 Shangdi Xi Road Haidian District, Beijing China 100085 (Address of principal executive offices and zip code)

Tel: 86-10-82890088 Fax: 86-10-62966910 (Issuer's telephone and fax numbers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____                                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

INDEX

Item

1.             Press Release dated May 18, 2005 – Exhibit 99.1
2.             Press Release dated May 31, 2005 – Exhibit 99.2
3.             Press Release dated June 2, 2005 – Exhibit 99.3

Item 1.  Press Release dated May 18, 2005 – Exhibit 99.1
Item 2.  Press Release dated May 31, 2005 – Exhibit 99.2
Item 3.  Press Release dated June 2, 2005 – Exhibit 99.3

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                            SINOVAC BIOTECH LTD.

Date:  June 14, 2005                                                                                             By:          /s/ Lily Wang
                                                                                                                                          Lily Wang, CFO and a
                                                                                                                                          Director

EXHIBIT INDEX

Number	Exhibit	Sequential Page Number
99.1	Press Release dated May 18, 2005	4
99.2	Press Release dated May 31, 2005	6
99.3	Press Release dated June 2, 2005	12